                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                                FORM  11-K



[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES AND EXCHANGE ACT OF 1934


                 For the plan year ended December 31, 1996



                                    OR



[   ]           TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                For the transition period from ____ to_____


                      Commission file number 33-88010



                           WICKES LUMBER COMPANY
                       RETIREMENT SAVINGS PLUS PLAN
                           (full title of plan)



                                WICKES INC.
                     (formerly WICKES LUMBER COMPANY)
                            706 Deerpath Drive
                       Vernon Hills, Illinois  60061
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

Wickes Lumber Company
Retirement Savings Plus Plan


Table of Contents
-----------------

                                                               Page(s)
                                                               -------

Report of Independent Accountants                                 1

Financial Statements:
 Statement of Net Assets Available for Benefits
   as of December 31, 1996                                        2

 Statement of Net Assets Available for Benefits
   as of December 31, 1995                                        3

 Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 1996                           4

 Notes to Financial Statements                                   5-12



Supplemental Schedules:
 Item 27a - Schedule of Assets Held for Investment Purposes
   as of December 31, 1996                                      13-14

 Item 27d - Schedule of Reportable (5%)
   Transactions - Individual Transactions
   for the year ended December 31, 1996                          15

 Item 27d - Schedule of Reportable (5%)
   Transactions - Series of Transactions
   for the year ended December 31, 1996                          16





Note:     Supplemental schedules required by the Employee Retirement Income
Security Act of 1974 that have not been included herein are not applicable to the Plan.

Report of Independent Accountants
---------------------------------

To the Trustees
Wickes Lumber Company Retirement Savings Plus Plan
Vernon Hills, Illinois

We have audited the accompanying statements of net assets available for benefits of the Wickes Lumber Company Retirement Savings Plus Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relations to the basic financial statements taken as a whole.

                                               /s/ Coopers & Lybrand L.L.P.


Chicago, Illinois
June 16, 1997

Wickes Lumber Company
Retirement Savings Plus Plan

Statement of Net Assets Available for Benefits with Fund Information
--------------------------------------------------------------------
December 31, 1996


                                                        Fixed        Equity        Equity       Fidelity        Company
                                       Loan             Rate         Income        Growth       Balanced        Stock
                                       Fund             Fund          Fund          Fund          Fund          Fund         Total

Assets:
  Receivables:
    Employer contributions                         $      1,887  $    16,331  $     (1,060)  $    (7,880) $     3,723 $      13,001
      Employee contributions                            (32,231)      16,772           750         7,424       (3,182)      (10,467)
      Interest                                           10,854          166         2,192            27           17        13,256
      Interfund receivable (payable)                      8,283       91,883       (78,808)      (16,024)      (5,334)
                                                   ------------  -----------  ------------  ------------  -----------  ------------

          Total receivables                             (11,207)     125,152       (76,926)      (16,453)      (4,776)       15,790

Investments at fair value:
   Interest-bearing cash                             18,699,754        1,485         1,293         6,142        6,562    18,715,236
   Registered investment entities                                               19,019,810                               19,019,810
   Company stock                                                                                               526,796      526,796
   Receivables from unsettled sales                                9,038,638                     666,421                  9,705,059
   Participant loans                 $  2,044,302                                                                         2,044,302
                                     ------------  ------------  -----------  ------------  ------------  -----------  ------------
                                        2,044,302    18,699,754    9,040,123    19,021,103       672,563      533,358    50,011,203

Investments at contract value:
   Investment contracts                              15,550,771                                                          15,550,771
   Contracts with insurance companies                 8,283,277                                                           8,283,277
                                     ------------  ------------  -----------  ------------  ------------  -----------  ------------

        Total investments               2,044,302    42,533,802    9,040,123    19,021,103       672,563      533,358    73,845,251
                                     ------------  ------------  -----------  ------------  ------------  -----------  ------------

Net assets available for benefits    $  2,044,302  $ 42,522,595  $ 9,165,275  $ 18,944,177  $    656,110  $   528,582  $ 73,861,041
                                     ============  ============  ===========  ============  ============  ===========  ============




     The accompanying notes are an integral part of the financial statements.

Wickes Lumber Company
Retirement Savings Plus Plan


Statement of Net Assets Available for Benefits with Fund Information
--------------------------------------------------------------------
December 31, 1995

                                                     Fixed          Equity          Equity        Fidelity     Company
                                     Loan            Rate           Income          Growth        Balanced      Stock
                                     Fund            Fund            Fund            Fund           Fund        Fund           Total

Assets:
Receivables:
      Employer contributions                      $     (4,408)  $        314  $        398  $        184  $      (649) $    (4,161)
      Employee contributions                             7,121          3,518         2,251           940       (1,160)      12,670
      Interest                                         174,349             52           147            18       (4,335)     170,231
      Interfund receivable (payable)                  (454,549)       148,719       276,565         4,684       24,581
                                                  ------------   ------------  ------------  ------------  -----------   ----------
          Total receivables                           (277,487)       152,603       279,361         5,826       18,437      178,740

Investments at fair value:
   Interest-bearing cash                             1,727,491         46,739        81,471         8,982       19,277    1,883,960
   Registered investment entities                                   6,534,980    17,940,321       486,791                24,962,092
   Company stock                                                                                               314,820      314,820
   Participant loans                 $  1,869,863                                                                         1,869,863
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                        1,869,863     1,727,491     6,581,719    18,021,792       495,773      334,097   29,030,735

Investments at contract value:

   Investment contracts                              28,977,147                                                          28,977,147
   Contracts with insurance companies                16,386,514                                                          16,386,514
                                    ------------   ------------  ------------  ------------  ------------  -----------  -----------
        Total investments              1,869,863     47,091,152     6,581,719    18,021,792       495,773      334,097   74,394,396
                                    ------------   ------------  ------------  ------------  ------------  -----------  -----------

Net assets available for benefits   $  1,869,863   $ 46,813,665  $  6,734,322  $ 18,301,153  $    501,599  $   352,534 $ 74,573,136
                                    ============   ============  ============  ============  ============  ===========  ===========


     The accompanying notes are an integral part of the financial statements.

Wickes Lumber Company
Retirement Savings Plus Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information
-------------------------------------------------------------------------------
for the year ended December 31, 1996


                                                      Fixed        Equity        Equity        Fidelity       Company
                                        Loan          Rate         Income        Growth        Balanced        Stock
                                        Fund          Fund          Fund          Fund           Fund           Fund         Total

Additions:
Employer contributions                           $    698,133  $    249,285  $    434,572  $     32,786  $     32,304  $  1,447,080
   Employee contributions                           1,820,429       702,073     1,320,115       131,269        85,891     4,059,777
   Rollovers                                           26,320        50,322        31,252        21,341         1,103       130,338
   Interest income                                  2,985,408         3,506         4,978           509        22,470     3,016,871
   Interest on participant loans                       79,980        21,789        38,278         1,671           698       142,416
   Net depreciation in the fair
       value of investments                                                                                  (116,826)     (116,826)
   Net gain from registered
      investment entities                                         1,520,007     2,036,611       57,075                    3,613,693
                                                 ------------  ------------  ------------  ------------  ------------  ------------
         Total additions                            5,610,270     2,546,982     3,865,806       244,651        25,640    12,293,349
                                                 ------------  ------------  ------------  ------------  ------------  ------------

Deductions:
   Payments to participants        $    270,502     8,143,939     1,415,920     2,670,784        99,017        36,739    12,636,901
   Administrative expenses and other                  279,767        22,691        45,077         4,874        16,134       368,543
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

        Total deductions                270,502     8,423,706     1,438,611     2,715,861       103,891        52,873    13,005,444
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

Loans to participants                 1,270,742      (759,285)     (173,377)     (322,449)       (7,134)       (8,497)

Loan repayments                        (825,801)      457,615       117,220       236,473        10,740         3,753

Net transfers among funds                          (1,175,964)    1,378,739      (420,945)       10,145       208,025
                                    -----------  ------------  ------------  ------------  ------------  ------------  ------------

Net increase (decrease) in plan assets  174,439    (4,291,070)    2,430,953       643,024       154,511       176,048      (712,095)

Net assets available for benefits,
      beginning of year               1,869,863    46,813,665     6,734,322    18,301,153       501,599       352,534    74,573,136
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net assets available for benefits,
      end of year                  $  2,044,302  $ 42,522,595  $  9,165,275  $ 18,944,177  $    656,110  $    528,582  $ 73,861,041
                                   ============  ============  ============  ============  ============  ============  ============



     The accompanying notes are an integral part of the financial statements.

WICKES LUMBER COMPANY
RETIREMENT SAVINGS PLUS PLAN

Notes To Financial Statements
-----------------------------


 1.  Description of the Plan
 ---------------------------

   The following description of the Wickes Lumber Company Retirement Savings Plus Plan (the "Plan") provides only general information. Reference should be made to the plan document for a more complete description of the Plan's provisions.

   The Plan is designed to encourage and assist eligible employees of Wickes Inc. (the "Company") to adopt a regular program of savings to provide additional security for their retirement. There were 2,641 and 3,243 employees participating in the Plan at December 31, 1996 and 1995, respectively.



 2.  Summary of Significant Accounting Policies
 ----------------------------------------------

   The financial statements of the Plan have been prepared using the accrual basis of accounting and are in accordance with generally accepted accounting principles.

   The significant accounting policies followed by the Plan are summarized as follows:

     a. Valuation of Investments
     -----------------------------

        Investments in securities and registered investment entities are stated at fair value based on published market quotations in an active market except for short-term securities and guaranteed group annuity contracts, which are recorded at their contract value, which represents contributions and reinvested income less withdrawals.

     b. Investment Transactions and Investment Income
     -------------------------------------------------

        Investment  transactions  are  accounted  for  on  the  dates
        purchases  or  sales are executed.   Dividends  are  recognized  as
        income on the ex-dividend date and interest is accrued as earned.

        The Plan presents, in the statement of changes in net assets,
        the   net  appreciation  (depreciation)  in  fair  value   of   its
        investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     c. Allocation to Participants' Accounts
     ---------------------------------------

        Investment income and realized and unrealized investment gains or losses applicable to participants' investments are allocated based on the ratio of the individual participant's equity in the fund to total fund equity as of the respective valuation date.

 ---------------------------------------------------------

     d. Expenses
     -----------

        Certain  investment expenses are paid by the Plan.   For  the
        year ended December 31, 1996 these expenses totaled $357,543.

     e. Use of Estimates
     -------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.



 3.  Contributions
 -----------------

   Under the terms of the Plan, subject to certain limitations, each participant can contribute between 2% and 8% of eligible pay through salary reduction on a before-tax basis and between 1% and 15% of pay though a payroll deduction on an after-tax basis. The total before-tax and after-tax contributions cannot exceed 15% of pay. Participants may elect to change their contribution percentages on January 1, April 1, July 1 or October 1 of any year. The contributions actually made by participants and the Company may not cause the Plan to violate the limitations on contributions to defined contribution plans as set forth in Section 415 of the Internal Revenue Code of 1986 (the Code). The Code also imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 1996, a participant's before-tax contribution was limited to $9,500.

   The Plan provides that the Company contribute: (a) a matching amount equal to 50% of the first 5% of compensation contributed by each participant as before-tax contributions and any after-tax contributions which are deemed to be before-tax contributions as defined in the Plan, but the contribution cannot exceed 5% of the participant's pay; and (b) a "Supplemental Contribution" as defined in the Plan. In addition, the Company may make an additional, discretionary "Profit Sharing Bonus Contribution" in an amount determined by the Board of Directors, up to 50% of the amount of matching contributions in the form of cash or Company common stock.

   4.  Vesting and Forfeitures
   ---------------------------

   The  participants'  before-tax and after-tax contribution  accounts  are fully vested and nonforfeitable at all times. The participants' company contribution account becomes 50% vested after two years of credited service, 75% vested after three years of credited service and 100% vested after four years of credited service. The participants' company contribution account also becomes fully vested upon (a) attainment of age 65, (b) total and permanent disability, (c) death or
   (d) termination of the Plan. An employee earns a year of credited service for each year of employment with the employer or any other member of the group.

   Terminated participants forfeit any nonvested portions of the employer's contributions at the date of termination. These forfeited amounts are applied to reduce the employer matching contributions or used to restore forfeited accounts. Total forfeitures approximated $43,000 for each of the years ended 1996 and 1995.



   5.  Distributions
   -----------------

   Distributions are made to a participant (or elected beneficiaries) in a single distribution. Distributions must be made not later than the 60th day after the later of the close of the Plan year in which:

     a. The participant terminates his/her employment with all employers (as defined in the Plan) and their affiliates and elects distribution, or

     b.  The participant reaches age 65 after termination.

   In all cases, payments of minimum distributions must be made by the April 1 following the year in which the participant reaches 70 1/2 even if he has not retired.



 6.  Withdrawals and Loans to Participants
 -----------------------------------------

   Participants may make one withdrawal in any 12-month period from their after-tax account including any related earnings. Funds from before-tax savings accounts can only be withdrawn once in any six-month period in the event of a severe financial hardship and only for the amount needed to cover the financial emergency. Once in any 12-month period a participant who has reached age 59 1/2 may withdraw all of any part of his vested account.

   Participants may obtain loans from their employee contribution account. Participants can borrow up to 1/2 of the value of their employee contribution account not to exceed $50,000 less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can be up to five years unless the loan is for the purchase of a principal residence, in which case the term can be up to twenty years. Interest rates are based on the prime interest rate set by a national commercial banking institution.

 7.  Investment Elections
 ------------------------

   Participants have the option of investing their before-tax, after-tax and matching contributions, in increments of 5%, in one or more of the funds listed below. A brief description of each fund follows:

     a. Fixed Rate Fund - This fund is invested primarily in money market instruments, contracts with insurance companies (guaranteed
        insurance    contracts)   and   synthetic   guaranteed   investment
        contracts.  Interest earned is a blend of the rates.

     b. Equity Income Fund - This fund is invested primarily in common stocks that have historically produced dividends. Dividend yield will vary depending on the securities held in the portfolio.

     c. Equity Growth Fund - This fund is invested primarily in a registered investment entity which invests in a variety of common
        stocks.   The  stocks  purchased  by  the  fund  are  expected   to
        appreciate in value because of their high growth profile.

     d. Fidelity Balanced Fund - This fund is invested primarily in common and preferred stocks and bonds.

     e. Company Stock Fund - This fund is invested in the common stock of the Company.

   None of the foregoing funds guarantees a return to the participant. Dividend and interest income received on investments in each fund are reinvested in the same fund.

   Supplemental  contributions and cash profit sharing bonus  contributions
   shall   be  invested  based  on  the  individual  employees'  investment elections.

   Any discretionary profit sharing bonus contribution in the form of Company common stock shall be invested in the Company Stock Fund and is restricted until the end of the Plan year in which it was contributed.

   A participant may elect to change his/her investment election and/or to transfer, between funds, all or a part, in multiples of 5% of his/her employee contribution account and company contribution account on a monthly basis.

 8.  Federal Income Taxes
 ------------------------

   The Internal Revenue Service (IRS) has determined and informed the Company by letter dated May 24, 1995, indicating that the Plan including all amendments adopted on December 22, 1994 is qualified and the trust established under the Plan is tax-exempt as designed in accordance with the applicable sections of the Internal Revenue Code. As of December 31, 1996, there had been no amendments to the Plan since the date of the latest determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
   Code. Further, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996.



 9.  Investments
 ---------------

   The following investments represent 5% or more of the assets of the Plan at December 31, 1996 and 1995:

                                         1996              1995

 Short-term Liquid Reserve Fund    $  18,715,236

 Fidelity Equity Income Fund           9,038,638    $    6,534,980

 Fidelity Magellan Fund               19,019,810        17,940,321

 Banker's Trust Managed Synthetic
 Guaranteed Investment Contract       13,055,735        12,265,056

10. Benefit Claims Payable and Difference in Value of Certain Investment
------------------------------------------------------------------------
Contracts
---------

   Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan but have not yet been disbursed as of the last day of the plan year and the difference between contract value and fair value for fully benefit responsive investment contracts held by banks, which are stated at fair value in the Form 5500, since they do not qualify for contract value reporting in the Form 5500, are stated at contract value in the financial statements, are as follows:


                                                                  1996                1995
 Statements of net assets available for benefits:
 Net assets per Form 5500                                    $   73,999,777     $   74,111,198
   Plus: Benefit claims payable                                      10,633            961,134
   Less: Difference between Fair Value and Contract
            Value of certain investment contracts                   149,369            499,196
                                                             --------------     --------------

 Net assets per Statement of Net Assets
      Available for Benefits                                 $   73,861,041     $   74,573,136
                                                             ==============     ==============


 Statements of changes net assets available for benefits:
   Net decrease as reported on Form 5500                     $    (111,421)
   Less:  Distributions payable to terminated
            employees - beginning of year                         (961,134)
   Add:  Distributions payable to terminated
            employees - end of year                                 10,633
   Less: Difference between Fair Value and Contract
            Value of certain investment contracts                 (149,369)
   Add:  Prior year difference between Fair Value and
               Contract Value of certain investment contracts      499,196
                                                              ------------

 Net decrease as reported in
         financial statements                                $    (712,095)
                                                             =============

11.  Termination of the Plan
----------------------------

   Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

12.     Concentration of Credit Risk
------------------------------------

   Certain investments in financial instruments potentially subject the Plan to concentrations of credit risk. The financial instruments consist of investment contracts with insurance companies and other financial institutions, interest bearing cash, shares of registered investment companies, and shares of common stock. The Company does not anticipate any adverse effect of its financial position resulting from its investment in these instruments. No collateral or other security is required by the Trustee to collateralize these financial instruments.



13.  Investment and Insurance Contracts
---------------------------------------

   The fair value of the insurance and investment contracts (including accrued interest) at December 31, 1996 and 1995 was $24,136,993 and $46,715,000, respectively. The average yield of assets on December 31, 1996 and 1995 was 6.09% and 6.88%, respectively and the return on assets (crediting interest rate) for the year ended December 31, 1996 and 1995, was 6.99% and 7.02%, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise. Comparable duration Wall Street Journal GIC Index rates were used as the discount factor within the discounted cash flow formula to arrive at the above aggregate fair value. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the insurance and investment contracts.

   The Fixed Rate Fund contains an indexed managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract amortizes market value gains and losses over the duration of the portfolio assuring that book-value, benefit-responsive payments can be made for participant withdrawals. The crediting rate on the managed synthetic resets periodically and will have an interest rate of no less than 0%.

   In the absence of an actively traded market, discounted cash flows are only an estimate of the contract's economic value. These values are not a useful value for participant statement purposes nor are they representative of the value which may be received from these contracts in either a participant disbursement or an early termination of the contract.

   Certain employer initiated events (e.g., layoffs, bankruptcy, store closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

14.  Subsequent Events
----------------------

   Beginning January 1, 1997, the Company made several changes to the Plan. These changes have been described in the updated Summary Plan Description which was submitted to the Department of Labor on May 1, 1997. The more significant modifications to the Plan include: a change of the Plan name from the Wickes Lumber Company Retirement Savings Plus Plan to the Wickes Lumber Company 401(k) Plan. A change in service providers, a change to a Self-Trusteed Plan and a change from five to nine funds available for investment. The majority of the funds available to invest in are Fidelity Advisor Funds, with the exception of the Fidelity Magellan and Company Common Stock Fund.

                          SUPPLEMENTAL SCHEDULES



Wickes Lumber Company
Retirement Savings Plus Plan

Item 27a - Schedule of Assets Held for Investment Purposes
----------------------------------------------------------
December 31, 1996
                                                                                                                         (e)
                                                                                                                      Current/
                       (b)                                           (c)                            (d)               Contract
(a)            Identity of Issue                         Description of Investment                  Cost               Value

         Fixed Rate Fund:
           Short-Term Fund:
               Liquid Reserve Fund - Commingled
                   Employee Benefit Trust             Money Market, 5.49%                    $   18,699,754      $   18,699,754

           Insurance Policies:
               Metropolitan Life Insurance Co.
                    Contract 18565B                   Guaranteed Annuity Contract, 6.60%          1,192,286           1,192,286
               Metropolitan Life Insurance Co.
                    Contract 18572B                   Guaranteed Annuity Contract, 7.25%          1,554,361           1,554,361
               Peoples Security                       Guaranteed Annuity Contract,
                    Contract #BDA 00447                   7.44%, due 9/15/99                      3,536,630           3,536,630
               New York Life Insurance Co.            Guaranteed Annuity Contract,
                    Contract #30256                       7.22%, due 9/15/2000                    2,000,000           2,000,000

           Investment contracts:
               Banker's Trust Managed Benefit         Managed Synthetic Guaranteed
                 Securities Investment Contract       Investment Contract, Various
                                                      Indexed Bond Funds                         13,055,736          13,055,736
            Provident Life and Accident Insurance
                    Company Contract #630-05587,      Buy/hold synthetic
                    FHLMC 1602 CL-PD                    Guaranteed Investment Contract            2,501,172           2,495,035
                                                                                             --------------      --------------

                                        Total Fixed Rate Fund                                    42,539,939          42,533,802
                                                                                             --------------      --------------

           Equity Income Fund:
               Short-Term Fund:
                    Liquid Reserve Fund-Commingled
                        Employee Benefit Trust        Money Market, 5.49%                             1,485               1,485

               Other:
                    Receivables                       Proceeds of unsettled sales                 9,038,638           9,038,638
                                                                                             --------------      --------------

                                        Total Equity Income Fund                                  9,040,123           9,040,123
                                                                                             --------------      --------------

           Equity Growth Fund:
               Short-Term Fund:
                  Liquid Reserve Fund - Commingled
                        Employee Benefit Trust        Money Market, 5.49%                             1,293               1,293

               Mutual Funds:
                    Fidelity Magellan Fund            Registered Investment Entity               16,446,703          19,019,810
                                                                                             --------------      --------------

                                        Total Equity Growth Fund                                 16,447,996          19,021,103
                                                                                             --------------      --------------

Wickes Lumber Company
Retirement Savings Plus Plan

Item 27a - Schedule of Assets Held for Investment Purposes, Continued
---------------------------------------------------------------------
December 31, 1996

                                                                                                                         (e)
                                                                                                                       Current/
                      (b)                                            (c)                            (d)                Contract
(a)             Identity of Issue                        Description of Investment                  Cost                Value

           Fidelity Balanced Fund:
               Short-Term Fund:
                 Liquid Reserve Fund - Commingled
                     Employee Benefit Trust           Money Market, 5.49%                    $        6,142      $        6,142

               Other:
                    Receivables                       Proceeds of unsettled sales                   666,421             666,421
                                                                                             --------------      --------------

                                   Total Fidelity Balanced Fund                                     672,563             672,563
                                                                                             --------------      --------------

           Company Stock Fund:
              Short-Term Fund:
                 Liquid Reserve Fund - Commingled
                     Employee Benefit Trust           Money Market, 5.49%                             6,562               6,562

               Retail Sales:
                    Wickes Lumber Co.                 Company Stock, 128,193 shares                 794,297             526,796
                                                                                             --------------      --------------

                                   Total Company Stock Fund                                         800,859             533,358
                                                                                             --------------      --------------

           Loan Fund:
               Participant loans                      Participant Loans, 6%-11%                     -                 2,044,302
                                                                                             --------------      --------------

                                   Total Loan Fund                                                  -                 2,044,302
                                                                                             --------------      --------------

                                   Total Investments                                         $   69,501,480      $    73,845,251
                                                                                             ==============      ===============

Wickes Lumber Company
Retirement Savings Plus Plan


Item 27d - Schedule of Reportable
---------------------------------
5% Transactions  - Individual Transactions
------------------------------------------
December 31, 1996


         (a)              (b)              (c)           (d)        (e)         (f)          (g)           (h)          (i)
     Identity of     Description of      Purchase      Selling     Lease      Expense      Cost of       Current        Net
        Issue            Asset            Price         Price      Rental     Incurred      Asset         Value         Gain

    Liquid Reserve     Commingled
        Fund            Employee
                      Benefit Trust   $  14,599,877                                     $ 14,559,877   $ 14,559,877

    Fidelity Mutual    Registered
        Fund           Investment
                         Entity                      $  9,038,638                          7,277,239      9,038,638   $  1,761,399


Wickes Lumber Company
Retirement Savings Plus Plan

Item 27d - Schedule of Reportable
---------------------------------
5% Transactions  - Series of Transactions
-----------------------------------------
December 31, 1996


                                                               Number of    Number of                                     Net Gain
Identity of Issue               Description of Asset           Purchases      Sales       Purchases        Sales          or (Loss)

 Fixed Rate Fund:
   Liquid Reserve Fund     Commingled Employee Benefit Trust       82                  $   27,877,991
   Liquid Reserve Fund     Commingled Employee Benefit Trust                   59                       $ 10,905,728

 Equity Income Fund:
   Liquid Reserve Fund     Commingled Employee Benefit Trust       69                       3,855,163
   Liquid Reserve Fund     Commingled Employee Benefit Trust                   59                          3,900,417
   Mutual Fund             Registered Investment Entity            26                       3,120,186
   Mutual Fund             Registered Investment Entity                        14                         10,619,978  $   2,058,216

 Equity Growth Fund:
   Liquid Reserve Fund     Commingled Employee Benefit Trust       65                       4,443,638
   Liquid Reserve Fund     Commingled Employee Benefit Trust                   66                          4,523,816
   Fidelity Magellan Fund  Registered Investment Entity            23                       4,866,859
   Fidelity Magellan Fund  Registered Investment Entity                        16                          2,882,684        394,825



                           REQUIRED INFORMATION

The Wickes Lumber Company Retirement Savings Plus Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.


                            ADDITIONAL EXHIBIT

          Exhibit

              B     Consent of Coopers and Lybrand, LLP


                                SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                WICKES LUMBER COMPANY
                             RETIREMENT SAVING PLUS PLAN
                                   (Name of Plan)

Date: June 26, 1997





                              By:  / s / Kenneth M. Kirschner
                                  ---------------------------
                              Kenneth M. Kirschner
                              Trustee of the Plan





                                                                  EXHIBIT B


                    CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the previously filed Registration Statement on Form S-8 (No. 33-88010) of the Wickes Lumber Company of our report dated June 16, 1997 appearing on pages 1 of this Annual Report on Form 11-K of the Wickes Lumber Company Retirement Savings Plus Plan for the year ended December 31, 1996.


/s/ Cooper & Lybrand L.L.P.


Cooper & Lybrand L.L.P.
Chicago, Illinois
June 26, 1997